SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 1, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on October 1, 2021.

Autonomous City of Buenos Aires, October 1st 2021

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Bolsas y Mercados Argentinos SA

Mercado Abierto Electrónico SA

Re.: Prisma Medios de Pago S.A. – Starting share transfer process.

Sirs,

In my capacity as Head of Market Relations of Banco Macro S.A. (the “Bank”), I hereby inform that on October 1st 2021, within the scope of the Disvestment Plan undertaken by Prisma Medios de Pago S.A. (“Prisma”) and its class B shareholders with the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC), Prisma and its other class B shareholders, have sent the relevant exercise notice for their option to sell and therefore started the process to sell the remaining 49% of the capital stock and votes of Prisma represented by 97,157,290 common book-entry class B shares of par value $1 each and entitled to one vote per share in favor of AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity).

The price of such shares shall be determined in the coming weeks pursuant to the calculation proceeding the parties shall agree upon.

I further inform that the shares owned by the Bank represent 4.4991% of Prisma’s capital stock.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 1, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer